Heritage Commerce Corp Reports Loan Portfolio Grows 11% and Core Deposits Rise 12% in the Second Quarter Ended June 30, 2004

San Jose, CA – July 20, 2004 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported strong balance sheet growth with loans up 11% and core deposits up 12% in the second quarter ended June 30, 2004 compared to the second quarter a year ago. Second quarter net income totaled $800,000, or $0.07 per diluted share, which included previously announced non-recurring expenses of $2.05 million pre-tax ($1.39 million after tax), or $0.12 per share after-tax, for severance, annual meeting and other corporate matters. In the second quarter of 2003, the Company earned $1.9 million, or $0.16 per diluted share. Year-to-date 2004, the Company earned $2.8 million, or $0.24 per diluted share, compared to $3.8 million, or $0.33 per diluted share in the first six months of 2003.

Financial Highlights (second quarter 2004 versus second quarter 2003)**:**

- Total assets increased 9% to $1.08 billion.
- Net interest income increased 11% to $10.39 million.
- Servicing income from loans rose 24% to $561,000.
- Income from service charges and other fees increased 13% to $497,000.
- Core deposits, excluding time deposits $100,000 and over, grew 12% to $815 million.
- Commercial loans increased 14% to $299 million, or 42% of gross loans.

Operating Results

Net interest income increased 11% to $10.39 million in 2Q04 compared to $9.32 million in 2Q03, primarily the result of a 15% increase in average earning assets, partially offset by a decrease in the net interest margin. Year-to-date net interest income increased 6% to $20.2 million from $19.0 million. The net interest margin was 4.27% in the second quarter and 4.32% in the first half of 2004 compared to 4.38% and 4.51% in the respective periods of 2003. "The recent FOMC action to increase the Federal funds rates will provide a small boost to interest income and net interest margin in the second half of the year," said William Del Biaggio, Jr., Chairman of the Board and Interim CEO.

In the second quarter of 2004, noninterest income was $2.3 million compared to $2.5 million in the year-ago quarter. Gain on sale of SBA loans increased 9%, loan-servicing income increased 24%, and service charges and other fees grew 13% in the second quarter of 2004 compared to the same quarter in 2003. These changes were primarily related to increases in the number and balance of deposit accounts and growth in the portfolio of SBA loans serviced for others. Gain on sale of securities available-for sale (AFS) contributed $264,000 to the quarter compared to $33,000 in the second quarter a year ago. Offsetting these gains were a $69,000 drop in appreciation of corporate owned life insurance, reclassification of lease income from noninterest income to interest income and a $247,000 reduction in mortgage brokerage fees. The Company closed its residential mortgage brokerage department in June 2004 because of declining volumes related to market conditions.

For the first six months of 2004, noninterest income dropped 13% to $4.8 million from $5.5 million in the first six months of 2003. Gain on sale of loans increased 19%, servicing income rose 22%, service charges and other fees on deposit accounts grew 14% and gain on AFS securities increased 4%. Offsetting these increases, mortgage brokerage fees were down 77%, or $491,000, because of lower mortgage originations and other income was off 78%, or $684,000, primarily related to the reclassification of lease income as interest income.

In June 2004, the Company announced a plan to streamline its operations and integrate the Bank's four divisions into a single unified business-focused bank, under the Heritage Bank of Commerce name. "In conjunction with these initiatives, we expect to save approximately $350,000 pre-tax per quarter beginning in the third quarter of 2004," said Del Biaggio. In the second quarter of 2004, pre-tax operating expenses increased approximately $2.05 million as a result of one-time charges of over $600,000 in severance expenses related to the elimination of 11 full-time positions, approximately $1.1 million associated with the resignation of the former CEO, and $350,000 related to the Company's 2004 annual meeting and corporate matters.

Operating expenses were $10.9 million for the second quarter of 2004 compared to $8.5 million for the year-ago quarter. In the first half of 2004, operating expenses totaled $19.6 million compared to $17.0 million in the first six months of 2003. The efficiency ratio was 85.98% in the second quarter and 78.62% in the first half of 2004. Excluding the one-time charges in the quarter, the efficiency ratio was 69.83% in the second quarter and 70.41% in the first half of 2004. In 2003, the efficiency ratio was 71.69% in the second quarter and 69.40% in the first half of the year. "We are continuing to review our operations to identify additional cost-savings. With the outsorcing of core data processing operations in the first quarter of 2004 and the reduction in staff completed last quarter, we anticipate annual savings of approximately $1.4 million pre-tax, which will significantly improve our efficiency ratio going forward," said Richard L. Conniff, Chief Operating Officer.

Capital Management and Credit Quality

At June 30, 2004, total assets increased 9% to $1.08 billion from $996 million at June 30, 2003. In the second quarter, total deposits grew 8% to $919 million from $848 million a year ago. More importantly, core deposits, the lowest-cost funding source for the Company, increased 12% to $815 million.

Total loans grew 11% in 2Q04 from year ago levels to $707 million at June 30, 2004. Commercial real estate mortgage loans grew 15% to $291 million, representing 41% of the loan portfolio, and commercial loans grew 14% to $299 million, or 42% of gross loans. Real estate construction loans at the end of 2Q04 were $111 million, up 10% compared to the prior quarter, but down 6% from the same period a year ago. "Due to the slowdown in the local economy and its effect on commercial real estate, construction loan activity was down in 2003 but is showing signs of recovery in 2004. Demand for residential real estate development remains strong and provides solid support for our construction loan department," Conniff added.

Credit quality was improved at June 30, 2004, with nonperforming assets (NPA) at $2.6 million, or 0.24% of total assets, compared to $4.8 million, or 0.45% of total assets, at March 31, 2004, and $2.6 million, or 0.26% of total assets, at June 30, 2003. The allowance for loan and lease bsses was $12.7 million, or 1.79% of total loans, and represents 482% of nonperforming loans at June 30, 2004. Net charge-offs in the second quarter were 0.04% of average loans compared to 0.10% of average loans at June 30, 2003.

In June 2004, the Company's Board of Directors approved the repurchase of up to $10 million of its common stock, representing approximately 600,000 shares at current market prices. As of June 30, the Company had purchased approximately 133,000 shares at an average price of $14.56. Shares were purchased on the open market using available cash.

Shareholders' equity increased 5% to $91 million, or $7.83 per share, at June 30, 2004, compared to $87 million, or $7.68 per share, a year earlier. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at June 30, 2004, was 10.67% compared to 11.46% at June 30, 2003.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos,

Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the third largest SBA lender in Northern California and eighth in the State, with Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Glendale, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.